EXHIBIT 99.2

MAG Silver Corp. Consolidated Financial Statements (expressed in thousands of US dollars) For the years ended December 31, 2017 and 2016 Dated: March 23, 2018

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Office, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.	provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

2

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2017, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2017, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2017, as stated in their report.

/s/ “George Paspalas”	/s/ “Larry Taddei”
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 23, 2018

3

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

4

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

“/s/ Deloitte LLP”

Chartered Professional Accountants

Vancouver, Canada

March 23, 2018

We have served as the Company's auditor since 1999.

5

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated March 23, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

6

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

“/s/ Deloitte LLP”

Chartered Professional Accountants

Vancouver, Canada

March 23, 2018

7

MAG SILVER CORP.

Consolidated Statements of Financial Position

(In thousands of US dollars, except shares)

	Note	December 31, 2017	December 31, 2016

ASSETS

CURRENT
Cash and cash equivalents	3	$160,395	$83,347
Term deposits	3	-	55,000
Accounts receivable	4	160	628
Investments	5	-	718
Prepaid expenses		287	181
TOTAL CURRENT ASSETS		160,842	139,874
INVESTMENTS	5	3,096	-
EQUIPMENT	6	47	54
INVESTMENT IN ASSOCIATE	7	57,074	37,312
EXPLORATION AND EVALUATION ASSETS	8	1,433	-
TOTAL ASSETS		$222,492	$177,240

LIABILITIES

CURRENT
Trade and other payables		$936	$733
COMMITMENTS AND CONTINGENCIES	7,8,15

DEFERRED INCOME TAXES	16	1,317	589

TOTAL LIABILITIES		2,253	1,322

EQUITY

Share capital	9	392,554	343,654
Equity reserve		17,719	16,133
Accumulated other comprehensive income		1,214	882
Deficit		(191,248)	(184,751)
TOTAL EQUITY		220,239	175,918
TOTAL LIABILITIES AND EQUITY		$222,492	$177,240

SUBSEQUENT EVENTS	17

ON BEHALF OF THE BOARD (approved on March 23, 2018)

/s/ "Peter Barnes"	/s/ "Jill Leversage"
Peter Barnes, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements

8

MAG SILVER CORP.

Consolidated Statements of Loss and Comprehensive Loss

(In thousands of US dollars, except for shares and per share amounts)

		For the years ended December 31
	Note	2017	2016
EXPENSES
Accounting and audit		$406	$615
Amortization	6	20	23
Filing and transfer agent fees		290	182
Foreign exchange (gain) loss		(349)	36
General office expenses		755	719
Legal		309	256
Management compensation and consulting fees		2,521	2,397
Mining taxes and other property costs		1,091	257
Impairment of exploration and evaluation assets		-	53,893
Share based payment expense	9b,c,d	2,268	2,263
Shareholder relations		539	515
Travel		324	250
		8,174	61,406
INTEREST INCOME		1,755	1,115
GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES	5	-	1,152
CHANGE IN FAIR VALUE OF WARRANTS	5	342	44
EQUITY PICK UP FROM ASSOCIATE	7	308	(1,327)
LOSS FOR THE YEAR BEFORE INCOME TAX		$(5,769)	$(60,422)

DEFERRED INCOME TAX (EXPENSE) RECOVERY	16	(728)	4,576
LOSS FOR THE YEAR		$(6,497)	$(55,846)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
UNREALIZED GAIN ON AVAILABLE-FOR-SALE SECURITIES, NET OF TAXES	5	332	1,198
RECLASSIFICATION TO GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES	5	-	(1,152)
		332	46

TOTAL COMPREHENSIVE LOSS		$(6,165)	$(55,800)

BASIC AND DILUTED LOSS PER SHARE		$(0.08)	$(0.71)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED		81,184,386	78,482,056

See accompanying notes to the consolidated financial statements

9

MAG SILVER CORP.

Consolidated Statements of Changes in Equity

(In thousands of US dollars, except shares)

		Common shares without par value		Equity	Currency translation	Unrealized gain on available-for-sale	Accumulated other comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2016		69,407,386	$262,218	$19,993	$784	$52	$836	$(128,905)	$154,142
Stock options exercised	9a,b	691,705	6,632	(1,973)	-	-	-	-	4,659
Stock options exercised cashless	9a,b	325,671	3,823	(3,823)	-	-	-	-	-
Restricted and performance share units converted	9a,c	38,692	327	(327)	-	-	-	-	-
Share based payment	9b,c,d	-	-	2,263	-	-	-	-	2,263
Issued for cash	9a	10,240,750	70,654	-	-	-	-	-	70,654

Unrealized gain on available-for-sale securities	5	-	-	-	-	1,198	1,198	-	1,198
Gain on sale of available-for-sale securities	5	-	-	-	-	(1,152)	(1,152)	-	(1,152)
Net loss		-	-	-	-	-	-	(55,846)	(55,846)
Total Comprehensive Income (Loss)		-	-	-	-	46	46	(55,846)	(55,800)

Balance, December 31, 2016		80,704,204	$343,654	$16,133	$784	$98	$882	$(184,751)	$175,918
Stock options exercised	9a,b	45,400	398	(115)	-	-	-	-	283
Stock options exercised cashless	9a,b	127,845	554	(554)	-	-	-	-	-
Restricted and performance share units converted	9a,c	1,700	13	(13)	-	-	-	-	-
Share based payment	9b,c,d	-	-	2,268	-	-	-	-	2,268
Issued for cash	9a	4,599,641	47,935	-	-	-	-	-	47,935

Unrealized gain on available-for-sale securities	5	-	-	-	-	332	332	-	332
Net loss		-	-	-	-	-	-	(6,497)	(6,497)
Total Comprehensive Income (Loss)		-	-	-	-	332	332	(6,497)	(6,165)

Balance, December 31, 2017		85,478,790	$392,554	$17,719	$784	$430	$1,214	$(191,248)	$220,239

See accompanying notes to the consolidated financial statements

10

MAG SILVER CORP.

Consolidated Statements of Cash Flows

(In thousands of US dollars, unless otherwise stated)

		For the years ended December 31
	Note	2017	2016

OPERATING ACTIVITIES
Loss for the year		$(6,497)	$(55,846)
Items not involving cash:
Amortization	6	20	23
Change in fair value of warrants	5	(342)	(44)
Deferred income tax expense (recovery)	16	728	(4,576)
Equity pick up from associate	7	(308)	1,327
Impairment of exploration and evaluation assets		-	53,893
Gain on sale of available-for-sale securities	5	-	(1,152)
Share based payment expense	9b,c,d	2,268	2,263
Unrealized foreign exchange (gain) loss		(355)	28

Changes in operating assets and liabilities
Accounts receivable		469	(301)
Prepaid expenses		(106)	(31)
Trade and other payables		170	(24)
Net cash used in operating activities		(3,953)	(4,440)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	8	(1,420)	(1,323)
Investment in associate	7	(19,435)	(7,363)
Investment in securities	5	(1,704)	(566)
Net proceeds from sale of available-for-sale securities	5	-	1,369
Purchase of equipment	6	(13)	(39)
Redemption (purchase) of term deposits	3	55,000	(55,000)
Net cash provided by (used in) investing activities		32,428	(62,922)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	283	4,659
Issuance of common shares, net of share issue costs	9	47,935	70,654
Net cash from financing activities		48,218	75,313

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		355	(28)

INCREASE IN CASH AND CASH EQUIVALENTS		77,048	7,923
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		83,347	75,424
CASH AND CASH EQUIVALENTS, END OF YEAR		$160,395	$83,347
TERM DEPOSITS (Maturities in excess of 90 days)	3	$-	$55,000

See accompanying notes to the consolidated financial statements

11

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

1.       NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties that it has a direct or indirect interest in, that have either been staked or acquired by way of option agreement. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (SICs).

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein. These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 23, 2018.

12

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(a)     Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2017 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 7), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)     Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of December 31, 2017 and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

13

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(c)     Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)     Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgements that have the most significant effect on the consolidated financial statements:

(i)     The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(ii)   In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, jointly control or significantly influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it jointly controls (a joint venture) or has significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as an available-for-sale investment as further described in note 2(e).

(e)     Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition plus attributable transaction costs, except for financial assets and financial liabilities classified as fair value through profit and loss (“FVTPL”). The directly attributable transactions costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred.

14

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

Classification and measurement – subsequent to initial recognition

The Company classifies financial instruments as either held-to-maturity, available-for-sale, FVTPL, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Instruments classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Available-for-sale instruments are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”).

The Company has designated its cash and cash equivalent with original maturities less than 90 days, as FVTPL, which is measured at fair value. Term deposits with original maturities in excess of 90 days and accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Investment in securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in profit or loss. Warrants listed on a recognized exchange are valued at the latest available close. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. All of the Company’s investment in securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets are impaired. Financial assets are considered impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset.

For available-for-sale financial assets, a significant or prolonged decline in fair value is evidence that the asset may be impaired. If such evidence exists, the cumulative loss that has been recognized in accumulated other comprehensive income (loss) is removed and recognized as an impairment of investment in the consolidated statement of loss. The Company evaluates whether a decline in value is significant or prolonged through analysis of the facts and circumstances of the financial assets, the market price of the actively traded securities, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. If the value of the previously impaired available-for-sale asset subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recognized impairment is not reversed.

For financial assets measured at amortized cost, an impairment loss recognized in profit or loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Any reversal of impairment is recognized in profit or loss.

15

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(f)     Cash, cash equivalents and term deposits

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

Term deposits are comprised of bank term deposits with an original term to maturity in excess of three months from date of acquisition.

(g)     Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

16

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(h)     Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Field and office equipment	30% declining balance
Leasehold improvements	straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)      Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)      Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

17

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at December 31, 2017 or December 31, 2016.

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $393 and capitalized a corresponding asset as at December 31, 2017 (December 31, 2016: $313) (see Note 7).

(k)     Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(l)      Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

18

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(m)    Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

As at December 31, 2017, the Company had 2,995,721 (December 31, 2016: 2,814,200) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)     Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in the consolidated statements of loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(o)     Changes in Accounting Standards

(i)            Adoption of new and amended IFRS pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2017:

IAS 7 Statements of cash flows. As of January 1, 2017, the Company adopted the amendments within IAS 7 which require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The adoption of the amendments to IAS 7 did not have a significant impact on the Company's consolidated financial statements.

19

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(ii)         Recent accounting pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2017. These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include ‘net settlement feature’ in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date and no significant impact of adopting the amendment is expected on the consolidated financial statements.

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after of January 1, 2018. The Company expects the following impact upon adoption of IFRS 9:

•	The Company will make an irrevocable election to continue to measure its equity securities at fair value through other comprehensive income. Under the new standard, all changes in the fair value will be recognized permanently in other comprehensive income with no subsequent transfer into profit or loss, including upon derecognition of the equity securities. The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018. The Company will adopt this standard on the effective date. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. However, the Company’s only source of revenue to date is interest income from high interest savings accounts and term deposits, and no significant impact of adopting the amendment is expected on the consolidated financial statements. The Company will further evaluate the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is expected to be generated.

20

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The standard is effective for annual periods beginning on or after January 1, 2018. The Company will adopt this standard on the effective date and no significant impact of adopting the amendment is expected on the consolidated financial statements.

3.       CASH AND CASH EQUIVALENTS AND TERM DEPOSITS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

	Interest Rate			December 31, 2017	December 31, 2016
Cash at bank and on hand	0	-	1.70%	$30,395	$33,347
Term deposits (less than 90 days)	1.57	-	1.75%	130,000	50,000
Cash and cash equivalents				$160,395	$83,347

Term deposits classified as ‘cash equivalents’ are comprised of non-redeemable bank term deposits with a term to maturity of less than three months from date of acquisition.

	Interest Rate	December 31, 2017	December 31, 2016
Term deposits	-	$-	$55,000

21

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

Term deposits not classified as ‘cash equivalents’ are comprised of non-redeemable bank term deposits with a term to maturity in excess of three months from date of acquisition.

4.       ACCOUNTS RECEIVABLE

	December 31, 2017	December 31, 2016
Goods and services tax ("GST") recoverable	$23	$19
Mexican value added tax ("IVA") recoverable	30	37
Interest receivable	107	572
	$160	$628

5.       INVESTMENTS

The Company holds investments as follows:

	December 31, 2017	December 31, 2016

Available-for-sale securities	$2,435	$550
Fair value through profit or loss - warrants	661	168
	$3,096	$718

During the year ended December 31, 2017, the Company recorded an unrealized gain of $332, net of nil tax, in other comprehensive income (loss) (December 31, 2016: $1,198) on investments designated as available-for-sale instruments. The following table summarizes the movements in available-for-sale securities:

	December 31, 2017	December 31, 2016
Available-for-sale securities, beginning of year	$550	$279
Purchase of available-for-sale securities	1,553	442
Unrealized gain for the year	332	1,198
Sale of available-for-sale securities	-	(1,369)
Available-for-sale securities, end of year	$2,435	$550

During the year ended December 31, 2017, the Company recorded an unrealized gain of $342, in the statement of loss, on warrants held and designated as fair value through profit and loss (December 31, 2016: $44). The following table summarizes the movements in warrants:

22

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

	December 31, 2017	December 31, 2016
Warrants, beginning of year	$168	$-
Purchase of warrants	151	124
Change in fair value of warrants	342	44
Warrants, end of year	$661	$168

6.       EQUIPMENT

Cost	Computer equipment	Office equipment	Leasehold improvements	Total
Balance, January 1, 2016	$252	$163	$7	$422
Additions	39	-	-	39
Balance, December 31, 2016	$291	$163	$7	$461
Additions	2	11	-	13
Balance, December 31, 2017	$293	$174	$7	$474

Accumulated depreciation	Computer equipment	Office equipment	Leasehold improvements	Total
Balance as at January 1, 2016	$226	$151	$7	$384
Amortization	19	4	-	23
Balance, December 31, 2016	$245	$155	$7	$407
Amortization	14	6	-	20
Balance, December 31, 2017	$259	$161	$7	$427

Carrying amounts	Computer equipment	Office equipment	Leasehold improvements	Total
At December 31, 2016	$46	$8	$-	$54
At December 31, 2017	$34	$13	$-	$47

7.       INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

23

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at December 31, 2017, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	December 31, 2017	December 31, 2016
Joint venture oversight expenditures incurred 100% by MAG	$754	$262
Cash contributions to Minera Juanicipio (1)	18,700	7,137
Total for the current year	19,454	7,399
Equity pick up of current income (loss) for the year (2)	308	(1,327)
Balance, beginning of year	37,312	31,240
Balance, end of year	$57,074	$37,312

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the year.

(2) Represents the Company's 44% share of Minera Juanicipio's income (loss) for the year, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

24

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

	December 31, 2017	December 31, 2016

Cash	$9,639	$3,573
IVA and other receivables	3,861	842
Total current assets	13,500	4,415
Minerals, surface rights, exploration & development expenditures	116,117	82,017
Total assets	$129,617	$86,432

Payables to Peñoles and other vendors	$1,217	$348
Total current liabilities	1,217	348
Provision for reclamation and remediation costs	393	313
Deferred income tax liability	6,962	7,926
Total liabilities and equity	8,572	8,587
Shareholders equity	121,045	77,845
Total liabilities and equity	$129,617	$86,432

	December 31, 2017	December 31, 2016

Deferred income tax recovery (expense)	$965	$(2,134)
Exchange gain (loss)	(265)	(881)

Net income (loss )	$700	$(3,015)

MAG's 44% equity pick up	$308	$(1,327)

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the year ended December 31, 2017 amounted to $34,192 (December 31, 2016: $14,821).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

8.      EXPLORATION AND EVALUATION ASSETS

In 2017, the Company entered into an earn in option agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. The Company paid $75 upon signing the agreement. To earn 100% interest in the property, the Company must make combined additional cash payments of $425 over the second, third, fourth and fifth annual anniversaries of the agreement, and fund an aggregate of $2,925 in exploration expenditures over a five-year period through May 2022. The Company has incurred the following exploration and evaluation expenditures on the property to December 31, 2017 (December 31, 2016 – Nil):

25

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

	December 31, 2017	December 31, 2016
Exploration and evaluation assets:
Acquisition costs of mineral and surface rights	$75	$-
Assays	103	-
Camp and site costs	206	91
Geological and geophysical	806	67
Land taxes and gov't fees	196	336
Legal, community and other consultation costs	47	593
Total for the year	1,433	1,087
Balance, beginning of year	-	52,806
Less: Impairment	-	(53,893)
Balance, end of year	$1,433	$-

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized in prior years. As a result, expenditures now incurred to maintain such claims, and in the case of Cinco de Mayo, to potentially restore surface access, are not capitalized as exploration and evaluation assets, but rather are expensed as part of ‘mining taxes and other property costs’ on the statement of loss and comprehensive loss.

9.      SHARE CAPITAL

(a)     Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

At December 31, 2017, there were 85,478,790 shares outstanding (December 31, 2016: 80,704,204).

On November 28, 2017, the Company closed a non-brokered private placement offering and issued 4,599,641 common shares at $10.47 per share, for gross proceeds of $48,158. The Company paid legal and filing costs of $223 resulting in net proceeds of 47,935.

On March 1, 2016, the Company closed a bought deal public offering of 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006. On March 4, 2016, the over-allotment option granted to the underwriters to purchase up to an additional 1,335,750 common shares was exercised in full for additional gross proceeds of $9,751 for total gross proceeds of $74,757. The Company paid a commission to the underwriters of $3,497 and legal and filing costs totaled an additional $606 resulting in net proceeds of $70,654.

During the year ended December 31, 2017, 45,400 stock options were exercised for cash proceeds of $283. An additional 225,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 127,845 shares were issued in settlement of the stock options and the remaining 97,155 options were cancelled.

During the year ended December 31, 2016, 691,705 stock options were exercised for cash proceeds of $4,659. An additional 1,125,001 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 325,671 shares were issued in settlement of the stock options and the remaining 799,330 options were cancelled.

During the year ended December 31, 2017, 682 restricted share units and 1,018 performance share units were converted into shares (December 31, 2016: 27,918 and 10,774 respectively).

26

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(b)     Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with officers, employees, and directors. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at December 31, 2017, there were 1,794,294 stock options outstanding under the Plan and 475,000 inducement options outstanding outside of the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the period:

	Year ended December 31, 2017	Weighted average exercise price (C$/option)	Year ended December 31, 2016	Weighted average exercise price (C$/option)

Outstanding, beginning of year	2,254,172	$8.71	3,843,105	$8.71
Granted	285,522	13.91	227,773	17.55
Exercised for cash	(45,400)	8.19	(691,705)	8.79
Exercised cashless	(225,000)	7.46	(1,125,001)	10.46

Outstanding, end of year	2,269,294	$9.50	2,254,172	$8.71

During the year ended December 31, 2017, 285,522 stock options were granted with a weighted average grant date fair value of $1,070 or $3.75 per option (December 31, 2016: 227,773 stock options granted with fair value of $1,103 or $4.84 per option).

The Company estimates the fair value of the options using Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2017	December 31, 2016

Risk-free interest rate	0.72%	0.94%
Expected volatility	50%	54%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

27

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2017, 270,400 stock options were exercised (December 31, 2016: 1,816,706), with a weighted average market share price at the date of exercise of C$16.99 (December 31, 2016: C$16.33).

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2017:

Exercise price ($C/option)	Number outstanding	Number exercisable	Weighted average remaining contractual life (years)
(1)	5.35	400,000	400,000	0.79
5.86	440,000	440,000	0.46
9.16	21,666	21,666	2.70
9.28	368,333	368,333	2.93
(1)	9.61	75,000	75,000	0.17
10.02	187,500	187,500	2.48
10.04	263,500	263,500	1.50
13.91	285,522	-	4.93
17.55	227,773	75,925	3.93
C$5.35	-	C$17.55	2,269,294	1,831,924	2.13

(1) Inducement options issued outside the Company’s Plan as an incentive to attract senior officers for employment.

During the year ended December 31, 2017, the Company recorded share based payment expense of $893 (December 31, 2016: $796) relating to stock options vested to employees and consultants in the period.

(c)     Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

During the year ended December 31, 2017, no RSUs were granted (December 31, 2016: nil) and 682 RSUs were converted and settled in common shares (December 31, 2016: 27,918). As at December 31, 2017, there were 45,838 RSUs issued and outstanding under the Share Unit Plan, all of which have vested and are convertible into common shares of the Company. In the year ended December 31, 2017, the Company recognized a share-based payment expense of $14 relating to RSUs vesting in the year (December 31, 2016: $111).

28

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2017, 88,665 PSUs were granted which vest after three years of service from date of grant (December 31, 2016: 69,085). The number of PSUs to vest is subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs (December 31, 2016: 0% or nil PSUs) to 200% or 177,330 PSUs (December 31, 2016: 200% or 138,170 PSUs). The Company estimated the fair value of the PSUs on grant date using the Monte Carlo simulation model.

In the year ended December 31, 2017, 1,018 PSUs were converted and settled in common shares (December 31, 2016: 10,774). As at December 31, 2017, there were 227,850 PSUs issued and outstanding under the Share Unit Plan, of which 29,151 PSUs have vested and are convertible into common shares of the Company. In the year ended December 31, 2017, the Company recognized a share-based payment expense of $397 (December 31, 2016: $394) relating to PSUs vesting in the period.

(d)      Deferred share units

On June 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2017, 66,325 DSUs were granted under the plan (December 31, 2016: 63,287). In addition, 13,109 DSUs (December 31, 2016: 9,477) were granted to directors who elected to receive their retainer and meeting fees for the period in the form of DSUs rather than cash. A DSU share-based payment expense of $964 (December 31, 2016: $962) was recognized in the year ended December 31, 2017. Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

As at December 31, 2017, there are 452,739 DSUs issued and outstanding under the DSU Plan, all of which have vested.

As at December 31, 2017, there are 2,520,721 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.95% of the issued and outstanding common shares on a non-diluted basis, and there are 2,608,006 share-based awards available for grant under these combined share compensation arrangements.

29

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

10.    Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash, cash equivalents and term deposits.

Capital as defined above is summarized in the following table:

	December 31, 2017	December 31, 2016
Equity	$220,239	$175,918
Cash, cash equivalents and term deposits	(160,395)	(138,347)
	$59,844	$37,571

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2017, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($159,906 as at December 31, 2017) to maintain all of its properties and currently planned programs for a period in excess of the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company may require additional capital in the future to meet its project related expenditures (see Note 15), as the Company is currently not generating cash flow from operations, and it may not therefore generate sufficient operating cash flows to meet all of its future expenditure requirements. Future liquidity may depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

11.    Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

30

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(a)     Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)       Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2016.

(ii)       Cash

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)        Mexican value added tax

As at December 31, 2017, the Company had a receivable of $30 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and term deposits, and accounts receivable, as follows:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$160,395	$83,347
Term deposits	-	55,000
Accounts receivable (Note 4)	160	628
	$160,555	$138,975

(b)     Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

31

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(c)     Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at December 31, 2017, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

December 31, 2017 (in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$8	$2,286
Accounts receivable	30	27
Prepaid	3	-
Investments	-	3,096
Accounts payable	(96)	(438)
Net assets exposure	$(55)	$4,971

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary liabilities at December 31, 2017 is 1,085 pesos (December 31, 2016: 1,051 net pesos). A 10% appreciation in the peso against the US$ would result in a loss at December 31, 2017 of $5 (December 31, 2016: $5), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

32

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2017 is C$6,236 (December 31, 2016: C$11,842). A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2017 of $497 (December 31, 2016: $882) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(d)     Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.    FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, and trade and other payables. The carrying values of cash and cash equivalents, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s financial assets and liabilities are categorized as follows:

33

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

	Year ended December 31, 2017
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash and cash equivalents	$160,395	$-	$-	$-	$160,395
Accounts receivables (Note 4)	-	-	160	-	160
Investments (Note 5)	661	2,435	-	-	3,096
Financial liabilities
Trade and other payables	-	-	-	936	936

	Year ended December 31, 2016
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash and cash equivalents	$83,347	$-	$-	$-	$83,347
Term deposits	55,000	-	-	-	55,000
Accounts receivables (Note 4)	-	-	628	-	628
Investments (Note 5)	168	550	-	-	718
Financial liabilities
Trade and other payables	-	-	-	733	733

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Year ended December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$160,395	$-	$-	$160,395
Investments (Note 5)(1)	2,435	661	-	3,096
	$162,830	$661	$-	$163,491

	Year ended December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$83,347	$-	$-	$83,347
Term deposits	55,000	-	-	55,000
Investments (Note 5)(1)	15	703	-	718
	$138,362	$703	$-	$139,065

34

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

(1) The fair value of available-for-sale securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy. The fair values of available-for-sale securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

During the year ended December 31, 2017, the Company’s investments previously classified within Level 2 were transferred to Level 1 after the securities were listed on the TSX Venture exchange in December 2017, offset by additions to level 2 for warrants acquired during the year. There were no other transfers between levels 1, 2 and 3 during the year ended December 31, 2017 or during year ended December 31, 2016.

13.    SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in Mexico. The majority of the Company’s long term assets are located there and the Company’s executive and head office is located in Canada.

14.    RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31, 2017	December 31, 2016

Fees related to Dr. Megaw:
Exploration and marketing services	$379	$346
Travel and expenses	98	59
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	92	121
Field exploration services	508	565
	$1,077	$1,091

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2017 is $286 related to these services (December 31, 2016: $255).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

35

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2017(%)	2016(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at December 31, 2017, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 7).

During the year, compensation of key management personnel (including directors) was as follows:

	December 31, 2017	December 31, 2016
Salaries and other short term employee benefits	$1,540	$1,412
Share based payments (Note 9(b), (c ), and (d))	1,409	1,507
	$2,949	$2,919

36

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.    COMMITMENTS AND CONTINGENCIES

As at December 31, 2017, the Company’s contractual obligations and commitments are summarized as follows:

	Property Option Payments	Exploration Commitments	Office and Other Commitments	Total
	(Note 8)	(Note 8)

2018	-	-	166	166
2019	75	-	170	245
2020	100	-	-	100
2021	100	712	-	812
2022	150	750	-	900
	$425	$1,462	$336	$2,223

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by the operator Fresnillo (Note 7). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, the Company may need to raise additional capital by issuance of debt or equity in the future.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.    INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	December 31, 2017	December 31, 2016

Current tax (expense) recovery	$-	$-
Deferred tax (expense) recovery	(728)	4,576
Total income tax (expense) recovery	$(728)	$4,576

The deferred tax expenses for the years ended December 31, 2017 and December 31, 2016 relate to the impact of foreign exchange on tax attributes. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized once the Company’s exploration properties are developed and in production.

37

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31 2017	December 31 2016

Loss for the year before income taxes	$(5,769)	$(60,422)
Statutory tax rate	26.00%	26.00%

Recovery of income taxes computed at statutory rates	$1,500	$15,710
Share based payments	(588)	(588)
Mexican inflationary adjustments	(80)	1,156
Higher effective tax rate on loss in foreign jurisdiction	93	2,279
Impact of change in statutory tax rates	444	-
Unrecognized deferred tax assets	(4,671)	(12,054)
Mexican income tax impact of mining royalty in Mexico	-	(1,105)
Impact of foreign exchange and other	2,574	(4,504)
Impact of 7.5% mining royalty in Mexico	-	3,682
Total income tax (expense) recovery	$(728)	$4,576

The Canadian income tax rate increased from 26% to 27% effective January 1, 2018 with a statutory impact prior to year end. The impact of this change has been reflected in the consolidated financial statements.

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2017 and 2016 are as follows:

	December 31 2017	December 31 2016

Tax Losses - deferred tax assets	872	2,753
Excess of tax value of exploration and evaluation assets and
investment in associate over book values	1,478	1,558
Unrealized foreign exchange	35	(1,467)
Investments	(98)	(21)
Excess of book value of exploration and evaluation assets and investment in associate over tax values	(3,604)	(3,412)
Net deferred tax liability	(1,317)	(589)

The Company's movement of net deferred tax liabilities is described below:

	December 31 2017	December 31 2016
At January 1	$(589)	$(5,165)
Deferred income tax expense (recovery) through income statement	(728)	4,576
At December 31	$(1,317)	$(589)

38

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in thousands of US dollars unless otherwise stated)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2017	expiry dates	2016
Tax losses and tax values in excess of book values	$69,925	2018 - 2036	$52,924
Excess of tax value of exploration and evaluation assets over book values	21,103	no expiry	23,432
Financing fees	3,657	2037 - 2040	4,857
Cumulative eligible capital	0	no expiry	388
Other	2,977	no expiry	762

Total	$97,662		$82,363

At December 31, 2017, the Company has non-capital loss carry forwards in Canada aggregating $40,373 (December 31, 2016: $28,261) which expire over the period between 2026 to 2037, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $1,635 (December 31, 2016: $259) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2017, the Company has tax loss carry forwards in Mexico aggregating $32,249 (December 31, 2016: $28,884) which expire over the period 2019 to 2027, available to offset future taxable income in Mexico.

At December 31, 2017, the Company has $23 (December 31, 2016: $98) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated. There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

17.    SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company:

a.	Issued 21,964 common shares pursuant to the exercise of 75,000 stock options at C$9.61 exercised under a less dilutive cashless exercise provision of the plan, whereby 21,964 shares were issued in settlement of the stock options, and the remaining 53,036 options were cancelled.

b.	Issued 2,495 common shares upon the conversion of 2,495 RSUs.

39

MAG Silver Corp. Management’s Discussion & Analysis For the years ended December 31, 2017 and 2016
Dated: March 23, 2018

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the years ended December 31, 2017 and 2016. It is prepared as of March 23, 2018 and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American (formerly NYSE MKT) both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the feasibility study commissioned by Minera Juanicipio; the lack of a formal production decision by Minera Juanicipio; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and therefore may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

1.	DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (the “Juanicipio Project”) located in Mexico. The Company also owns a 100% interest in the Cinco de Mayo Project, also located in Mexico.

Juanicipio Project

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Both exploration and development of the Juanicipio Project are being carried out by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture.

The major assets associated with the Juanicipio Project are high-grade silver-gold-lead-zinc epithermal vein deposits. The primary vein, the Valdecañas Vein, is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this en echelon system at times.

Exploration and development programs for the Juanicipio Project are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors. The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight. Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment (the “2012 PEA”) carried out by AMC Mining Consultants (Canada) Ltd. (“AMC”) (see Press Release dated September 14, 2012) (“2012 PEA”). The 2012 PEA was subsequently superseded in 2014 by Roscoe Postle Associates Inc. (“RPA”) in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (see Press Release dated May 27, 2014).

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

With the drilling success on the Juanicipio Project since 2014 and the discovery of the new Deep Zone (see ‘Juanicipio Resource Update and 2017 PEA’ below), and the resulting project scope changes announced by Fresnillo in 2017, the 2012 PEA and the 2014 Mineral Resource estimates became obsolete. As a result, MAG commissioned AMC to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

The 2017 PEA includes a new resource estimate and various mine design upgrades incorporated into a revised mine plan for the project as discussed below in ‘Juanicipio Resource Update and 2017 PEA.’

Based on the 2017 PEA, the Company views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. At a planned production rate of 4,000 tonnes per day (“tpd”), the Juanicipio Project is expected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life, with an opportunity to consider and assess the recoverability of copper as well.

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that a Preliminary Economic Assessment will be realized (see ‘Risks and Uncertainties’ below).

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Project were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local Ejido, a full impairment was recognized in the year ended December 31, 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to regain surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

2.	HIGHLIGHTS

✓	New expanded Juanicipio Resource Estimate and robust 2017 PEA announced November 7, 2017 with Base Case (1) highlights (100% basis) as follows:

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

•	Low life of mine (“LOM”) AISC of $5.02/ounce (“oz”) of silver over an initial 19 years of mine-life;
•	Process plant ramp up to a throughput rate of 1.4 million tonnes/year (4,000 tpd);
•	LOM payable production of 183 million oz of silver, and on a silver equivalent basis 352 million oz(1);
•	Base case pre-tax IRR 64.5%; after tax IRR 44.5%;
•	Base case pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion; after tax NPV of $1.14 billion;
•	Initial capital costs on 100 % basis as of January 1, 2018 of $360 million (“M”) (MAG’s 44% $158.4 M);
•	Accelerated early silver flow gives less than a 2-year payback from plant startup.

(1) Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/pound (“lb”) for lead and $1.00/lb for zinc. Projected Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices.

✓	Underground development intensified with additional contractors brought in to increase underground development rate.

✓	Permitting based on an upgraded mine design submitted in 2017 and received subsequent to the year end according to the operator, Fresnillo.

✓	Independent feasibility study by AMC expected to be completed in the 2nd quarter of 2018, as required for a production decision under the Minera Juanicipio Shareholders’ Agreement.

✓	Formal Minera Juanicipio and respective Joint Venture partner Board approvals expected upon completion of the feasibility study.

✓	20,000 metre exploration drill program in process (assays pending).

✓	Directional drilling being utilized to infill and expand the Deep Zone.

✓	Closed a non-brokered private placement offering for gross proceeds of $48,158.

✓	Company is well funded (cash and cash equivalents totaling $160,395 as at December 31, 2017).

3.	FINANCING ACTIVITIES

Financing

On November 28, 2017, the Company closed a non-brokered private placement offering and issued 4,599,641 common shares at $10.47 per share, for gross proceeds of $48,158. The Company paid legal and filing costs of $223 resulting in net proceeds of $47,935. The Company intends to use the net proceeds of the offering primarily to fund development and exploration expenditures at the Juanicipio Property and for working capital and general corporate purposes (see “Liquidity and Capital Resources” below).

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

4.	JUANICIPIO RESOURCE UPDATE AND 2017 PEA

The 2017 PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered (2015) “Deep Zone.” The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design.

2017 PEA BASE CASE (1) HIGHLIGHTS - reported on a 100% project basis:

•	4,000 tpd production rate with an initial 19 years of mine life;

•	Enhanced project engineering, including: new plant and tailings location on flat, open ground; underground crusher and ore conveyor system; ramp expansions and internal shaft (winze);

•	Low AISC of $5.02 per oz of silver;

•	$360 M initial capital cost from January 1, 2018 to projected production start-up in H1, 2020;

•	Payback in less than two years after plant start-up;

•	Pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion and an IRR of 64.5%, and;

•	After-tax NPV at a 5% discount rate of $1.14 billion and an IRR of 44.5%.

(1) The 2017 PEA Base Case uses a 5% discount rate and metal prices of $17.90 per oz of silver, $1,250/oz of Gold, $0.95 per pound (“lb”) of Lead and $1.00/lb of Zinc.

The 2017 PEA sensitivity analysis presents a range of metal pricing scenarios on both a pre-tax and after-tax basis. Table 1 below is reproduced from the 2017 PEA and illustrates the effect of various price levels on key economic measures.

Table 1: Metal Price Sensitivity Analysis:

Discount Rate (5%)		Base Case			2017 vs 2012 (1)
Metal Prices:
Silver ($/oz)	14.50	17.90	19.50	23.00	23.39
Gold ($/oz)	1,000	1,250	1,300	1,450	1,257
Lead ($/lb)	0.75	0.95	0.95	1.15	0.95
Zinc ($/lb)	0.75	1.00	1.05	1.20	0.91
Copper ($/lb)	N/A – Copper excluded for purposes of 2017 PEA (2)
Economics:					2017	2012 (1)
Pre-Tax NPV (M)	$1,080	$1,860	$2,104	$2,776	$2,427	$1,762
After-Tax NPV (M)	$ 635	$1,138	$1,295	$1,729	$1,503	$1,233
Pre-Tax IRR	45%	64%	71%	86%	83%	54%
After-Tax IRR	30%	44%	49%	61%	58%	43%
Undiscounted life of mine (“LOM”) after tax cash flow (M)	$1,170	$1,995	$2,243	$2,945	$2,542	$2,162
Cash cost(4) $/oz Ag (net of credits)	(0.35)	(3.94)	(4.45)	(6.90)	(3.11)	(0.03)
Total Cash cost(5) $/oz Ag	3.50	2.39	2.63	2.29	4.89	N/A(3)
AISC(6) $/oz Ag	6.13	5.02	5.25	4.92	7.51	N/A(3)
Payback (Years) From Plant Start up (based on after tax cash-flows)	2.6	1.8	1.6	1.2	1.2	2.1

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Notes:

1) This column is based on metal prices used in the previous 2012 Juanicipio PEA, and has been provided in order to allow a comparison of PEA economics (2017 vs 2012) and demonstrate the economic effects on the project of the expanded resource and enhanced mine design. (A Corporate Tax Rate of 28% was used in 2012 (30% in 2017) and in 2012 there was no Special Mining Duty (7.5% in 2017) or gold/silver Royalty, (0.5% in 2017), the latter both imposed in 2014. Exchange rate of 12.86 Mexican Pesos per US$ was used in 2012 (18.46 Mexican Pesos per US$ in 2017)).

2) Although the 2017 resource for the Deep Zone now includes copper (see below), no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

3) See Press Release June 14, 2012. Total Cash cost and AISC per oz. of silver were not calculated for the 2012 report.

4) Cash costs include all operating costs, smelter, refining and transportation charges, net of by-product (gold, lead and zinc) revenues.

5) Total cash costs include cash costs and all corporate taxes, special mining duty, and precious metals royalty.

6) The projected AISC was calculated by the authors of the 2017 PEA at a cost of $5.02/Ag by summing life of mine offsite and operating costs, taxes, duties and royalties and sustaining capital, all net of by-product revenues, and dividing the resulting total by the total payable ounces of silver projected to be produced over the life of mine. AISC is not a recognized measure under IFRS and this projected financial measure may not be comparable to AISC metrics presented by other silver producers.

While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. Fresnillo is the project operator and the actual development plan and timeline may be materially different (see ‘Feasibility Study’ and ‘Risks and Uncertainties’ below). It is also important to note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.

Table 1 above highlights how the project’s low costs and high silver grades have the ability to generate resilient, highly positive and high margin economics across a range of metal-price scenarios, with the greatest metal price sensitivity being to the silver price, and to a lesser degree, to the price of zinc. Silver and zinc account for 52% and 21%, respectively, of the gross revenue under the Base Case scenario. The impact of varying silver and zinc prices on the after-tax NPV and IRR is outlined below in Table 2.

Table 2: Impact of varying silver and zinc pricing on after-tax NPV and IRR(1):

Zinc Price ($/lbs)		After-tax NPV 5% (M US$) / After-tax IRR (%)
	$1.75	$768 / 26%	$1,065 / 36%	$1,361 / 45%	$1,657 / 55%	$1,953 / 65%	$2,249 / 74%
	$1.50	$647 / 24%	$943 / 33%	$1,240 / 44%	$1,536 / 54%	$1,832 / 63%	$2,128 / 73%
	$1.25	$526 / 21%	$822 / 31%	$1,118 / 42%	$1,415 / 52%	$1,711 / 62%	$2,007 / 71%
	$1.00	$405 / 18%	$701 / 29%	$997 / 40%	$1,293 / 50%	$1,590 / 60%	$1,886 / 70%
	$0.75	$284 / 15%	$580 / 26%	$876 / 37%	$1,172 / 48%	$1,469 / 58%	$1,765 / 68%
		$8.00	$12.00	$16.00	$20.00	$24.00	$28.00
Silver Price ($/oz)

(1) Gold at $1,250/oz and Lead at $0.95/lb

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

2017 MINERAL RESOURCE HIGHLIGHTS - reported on a 100% project basis:

•	High grade silver-rich Bonanza Zone (basis for development to date) containing:

₋	8.2 M Indicated Resource tonnes at 550 grams per tonne (“g/t”) silver; and,

₋	2.0 M Inferred Resource tonnes at 648 g/t silver.

•	Significantly expanded Mineral Resource for the base metal-rich Deep Zone, containing:

₋	4.7 M Indicated Resource tonnes with 209 g/t silver, 2.96% lead, 4.73% zinc, and 0.23% copper; and,

₋	10.1 M Inferred Resource tonnes with 151 g/t silver, 2.69% lead, 5.05% zinc, and 0.31% copper.

•	Consistent gold across both zones, containing:

₋	12.8 M Indicated Resource tonnes at 2.10 g/t gold; and,

₋	12.1 M Inferred Resource tonnes at 1.44 g/t gold.

The updated independent Mineral Resource estimate was generated using a cut-off Net Smelter Return (“NSR”) value of $55/t and drilling data available up to December 31, 2016. This estimate has an effective date of October 21, 2017 (see Table 3) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

Table 3: Juanicipio Project Mineral Resource estimate by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Notes:

1) 2014 CIM Definition Standards were used for reporting the Mineral Resources.

2) The Qualified Person is Dr. Adrienne Ross, P.Geo. of AMC Mining Consultants (Canada) Ltd.

3) Mineral Resources are reported at a resource NSR cut-off value of $55/t.

4) The Mineral Resource estimate uses drill hole data available as of December 31, 2016.

5) Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

6) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7) Totals may not add correctly due to rounding.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The Bonanza Zone resource veins have a similar footprint as previous resource estimates (see Press Release dated, May 27, 2014), with approximately 78% of the total silver ounces in the Bonanza Zone now classified as Indicated. The newly updated Resource Estimate significantly expands the Inferred and Indicated resources in the base metal-rich Deep Zone, which includes a maiden copper resource.

Combining the Bonanza Zone and the base metal-rich Deep Zone into a total global resource by Mineral Resource classification results in a lower overall silver grade reflecting the blending of high and lower grade materials (see Table 4).

Table 4: Juanicipio Project Global Mineral Resource estimate and summary by vein (October 21, 2017):

Resource Category	Vein	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Resource
								Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	V1E	6.35	528	1.86	1.89	3.81	0.09	108	379	264	533	12
	V1W	6.48	327	2.35	2.34	3.55	0.18	68	488	334	507	26
Total Indicated		12.83	427	2.10	2.11	3.68	0.13	176	867	598	1,041	38
Inferred	V1E	3.18	121	0.95	2.14	3.60	0.54	12	97	150	253	38
	V1W	3.74	155	1.88	3.18	5.97	0.26	19	226	262	492	21
	HW	0.25	529	0.59	0.52	0.89	0.03	4	5	3	5	0
	Vant	2.06	111	1.39	3.50	7.41	0.18	7	92	159	337	8
	V2W (a)	0.61	330	1.37	2.44	3.41	0.14	7	27	33	46	2
	V2W (b)	1.01	659	0.64	1.23	2.72	0.05	21	21	27	60	1
	JV1	0.58	260	3.74	0.35	0.82	0.03	5	70	5	11	0
	JV2	0.70	678	1.07	1.29	3.18	0.04	15	24	20	49	1
Total Inferred		12.13	232	1.44	2.46	4.68	0.27	91	562	658	1,252	71

1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

2) Valdecañas Vein System: V1W=Valdecañas West, V1E= Valdecañas East, V2W= footwall splay off V1W, VANT= Anticipada Vein, HW1=Hangingwall Vein; Juanicipio Vein System: JV1/2

3) Additional Notes – see notes to Table 3 above.

Mine Design and Process Plant

The principal mining method proposed in the 2017 PEA is longhole stoping with waste rock back-fill at a production rate of 4,000 tpd using modern mining equipment.

From the results of a series of trade-off studies previously commissioned by Minera Juanicipio, truck hauling, shaft hoisting, and conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hanging wall of the Valdecañas Vein System, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up (projected as 2026), onward.

As envisioned in the 2017 PEA, the process plant is expected to ramp up operations over a three-year period to a steady state throughput rate of 1.4 million tonnes/year (4,000 tpd), and mill recoveries are estimated as:

• 95% for Silver	• 93% for Lead
• 82% for Gold	• 90% for Zinc

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The proposed process plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

Additional Opportunities

The Mineral Resource used for the 2017 PEA mine design does not include any of the Juanicipio Vein resource which is included in the Mineral Resources above (Table 4). Further analysis is required to arrive at a potential extraction strategy, with the possibility that these resources may ultimately be brought into a future mining plan.

Although the Mineral Resource for the base metal-rich Deep Zone now includes copper, no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

LOM Payable Metal

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates, and is summarized in Table 5.

Table 5: Estimated LOM payable production by metal and by Silver equivalent ounces (Eq.oz.):

Metals from Concentrates (1)	Total Payable Metal Production LOM	Average 1st 6 years (2020-2025)	LOM Annual Average	Peak Annual Production (Year)
Silver M oz.	183	16.5	9.6	20.1 (2021)
Gold K oz.	747	43.8	39.3	50.6 (2025)
Lead M lbs.	812	30.6	42.7	63.0 (2031)
Zinc M lbs.	1,327	54.3	69.8	95.9 (2031)
Silver Eq. (2) oz Payable (M)	352	24.2	18.5	26.5 (2023)

Footnotes:

[1]	Lead, Zinc, and Pyrite concentrates produced.
[2]	Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/lb for lead and $1.00/lb for zinc.

Cash Cost, Total Cash Costs and AISC per Ounce of Silver

The LOM Cash Cost (on-site and off-site, less by-product credits) is negative ($3.94)/oz of silver; Total Cash Costs (including taxes) is $2.39/oz of silver; and, AISC (including Total Cash Costs plus sustaining capital) total $5.02/oz of silver (see Table 6 below).

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Table 6: Cash Costs, Total Cash Costs and AISC per oz of Silver (Base Case)

	Cost/t of Mill Feed	Total $M	Cost Per Oz of Silver (1)
Operating costs	58.67	1,357
Offsite costs	41.32	956
Less: By Product Credits (2)	N/A	(3,033)
Cash Cost		(720)	$ (3.94)
Corporate tax (30%)	N/A	837
Special Mining Duty (7.5%)	N/A	299
Gold and Silver Gross Revenue Duty (0.5%)	N/A	21
Total Cash Cost		437	$ 2.39
Sustaining capital	N/A	480
AISC		917	$ 5.02

(1) Based on 183 million ounces of payable silver production.

(2) By-product revenue credits (Base Case): gold $934 million, lead $771 million, zinc $1.327 billion

Taxes

Income and other taxes (see Table 6 above) presented in the 2017 PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities.

Feasibility Study

The 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. As required by the Minera Juanicipio Joint Venture Shareholders Agreement, Minera Juanicipio has commissioned a feasibility study expected to be completed in the second quarter of 2018. There is no assurance that the feasibility study will recommend proceeding with the project development, and any recommendation to proceed with development, may differ significantly from the scope and design recommended in the 2017 PEA. See ‘Outlook’ and ‘Risks and Uncertainties’ below.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

5.	DEVELOPMENT AND EXPLORATION UPDATE

Total Juanicipio Project expenditures incurred directly by Minera Juanicipio (on a 100% basis) for the year ended December 31, 2017 amounted to approximately $34,192 (December 31, 2016: $14,821).

Underground Development – Juanicipio Project

The decline ramp reached the uppermost reaches of the main Valdecañas Vein in December 2016 and footwall development commenced in early 2017. Ramp-related surface installations, offices and associated infrastructure have now been completed, and construction of additional ventilation raises is on-going. Midway through 2017, underground development was intensified to allow for the planned increase in processing capacity to 4,000 tpd. Additional development contractors were engaged in the year by Minera Juanicipio, with development focused on three internal ramps at depth designed to provide zone access within the mine, and on a twinning of the original access decline in order to provide expanded capacity for hauling mineralized rock and waste.

Fresnillo, as operator, advised that permits based on the upgraded 4,000 tpd design were submitted in mid-2017 and granted subsequent to the year end

Exploration – Juanicipio Project

Drilling of the Deep Zone continued through 2017, and the Zone effectively remains open to depth and laterally along its entire strike length to the Joint Venture boundary in both directions.

Assays from 13 exploration and infill drill holes from the Deep Zone were released in the first quarter of 2017 (see Press Release February 14, 2017), which along with previously announced results from 14 earlier holes (27 holes total) (see Press Releases April 23, 2015 and August 15, 2016) have:

•	confirmed that continuous mineralization extends below the Valdecañas Bonanza Zone in both the East and West Veins;
•	revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone under both veins;
•	improved definition of the new “Anticipada” or “Vant” Vein, within the vein system; and
•	combined to indicate that a major ore-fluid input point underlies the Overlap Zone between the East and West veins

A significantly expanded Mineral Resource estimate for the base metal-rich Deep Zone was included in the 2017 PEA (see ‘Juanicipio Resource Update and 2017 PEA’ above).

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

A 20,000-metre 2017 exploration drill program commenced in July 2017 to test various targets within the Juanicipio property boundaries and to continue drilling the Deep Zone. Dr. Peter Megaw, the Company’s Chief Exploration Officer, and the MAG exploration team were involved with Fresnillo in selecting drill targets for this program. To the end of 2017, approximately 9,000 metres were drilled, representing five infill holes, with all assays pending. Two additional holes were drilled during the year south of the Juanicipio Vein targeting the continuation of a vein recognized to the east on the 100% Fresnillo owned ground. However, neither hole reached targeted depth, although both holes appear to have hit narrow visual mineralization above the targeted structure.

After various customs and import complications, directional drilling equipment arrived to site in December 2017. This specialized equipment enables drilling a series of precisely aimed and angled deflection holes off of a single “mother hole” drilled to 800-1,000 metres of depth. This dramatically improves the precision of deep drilling and for significantly improved accuracy in grid drilling on the 100 x 100 metre pattern required for Indicated Resource definition. It is comparable to conventional drilling on a time and cost basis, but the ability to minimize the uncontrolled deflection of conventional deep drilling helps eliminate many wasted holes. The equipment is currently in use, being rotated between three separate “mother holes”, and is expected to be utilized for the balance of 2018 drilling on the Deep Zone.

6.	OUTLOOK

The Company continually looks to enhance its project portfolio through successful exploration and project development. Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio

At site, the underground development continues at increased development rates, with emphasis on the ramp twinning and on three internal ramps at depth designed to provide zone access within the mine. Fresnillo, as operator, advised that permits based on the upgraded 4,000 tpd design previously submitted in 2017 were granted in the first quarter of 2018.

Exploration drilling currently continues under the 20,000 metre program approved in 2017. Subsequent to the year end, an additional 3,250 metres have been drilled with five drill rigs on site, four drilling from surface and one from underground (all assays pending).

An independent feasibility study to be prepared by AMC was commissioned by Minera Juanicipio in the second half of 2017, and is expected to be completed in the second quarter of 2018. This study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision. The feasibility study will not include Inferred Mineral Resources in the mine plan and is based on more detailed engineering which may result in changes in project’s scope. As a result, the feasibility study will have a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to those in the 2017 PEA (see ‘Risks and Uncertainties’ below). Upon completion of the feasibility study, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval. Although there is no certainty a production decision will be made, Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by the first half of 2020, which is consistent with the timeline to production in the 2017 PEA.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

7.	INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) is the corporate entity through which the Company records and holds its Investment in Associate (see Notes 2(b) and 7 in the consolidated financial statements of the Company as at and for the year ended December 31, 2017).

	December 31,	December 31,
	2017	2016
Joint venture oversight expenditures incurred 100% by MAG	$754	$262
Cash contributions to Minera Juanicipio	18,700	7,137
Total for the current year	19,454	7,399
Equity pick up of current income (loss) for the year	308	(1,327)
Balance, beginning of year	37,312	31,240
Balance, end of year	$57,074	$37,312

During the year ended December 31, 2017, the Company incurred direct Juanicipio oversight expenditures of $754 (December 31, 2016: $262) which included the costs of the MAG commissioned 2017 PEA. The Company also made joint venture advances to Minera Juanicipio of $18,700 (December 31, 2016: $7,137) representing its 44% share of capital contributions for the year.

In the year ended December 31, 2017, the Company recorded a 44% equity income pick up of $308 from its Investment in Associate (December 31, 2016: $1,327 equity loss pick up). The equity income pick up for the year is a result of the strengthening of the Mexican Peso relative to the US$ in 2017 and the Company’s related 44% share of a deferred tax recovery and an exchange loss.

8.	EXPLORATION AND EVALUATION ASSETS

During the year ended December 31, 2017 the Company entered into an earn in option agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. The Company paid $75 upon signing the agreement. To earn 100% interest in the property, the Company must make combined additional cash payments of $425 over the second, third, fourth and fifth anniversaries of the agreement, and fund an aggregate of $2,925 in exploration expenditures over a five-year period through May 2022. The Company has incurred the exploration and evaluation expenditures of $1,433 on the property to December 31, 2017 (December 31, 2016 – Nil).

The Company also holds various mineral property claims in Mexico upon which full impairments have been previously recognized. Expenditures to maintain such claims, and in the case of Cinco de Mayo to potentially restore surface access, are no longer capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining taxes and other property costs.’

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project, located in the northern part of Chihuahua State, Mexico. In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing Ejido impasse, the Company recognized a full impairment charge relating to the property in 2016.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

In the year ended December 31, 2017, the Company expensed expenditures on the property of $748 in ‘mining taxes and other property costs’ (December 31, 2016: $970 capitalized as exploration and evaluation assets). In addition to 2017 land taxes of $354 (December 31, 2016: $228), the main expenditures and focus of work has been preparations for negotiations with the local Ejido which has included meetings with State and Federal authorities and with several legal and Community Relations advisors in Mexico.

9.	SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto. All figures are reported under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

	Year ended Dec. 31, 2017	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Revenues(1)	$1,755	$1,115	$289
Net Loss(2)	($6,497)	($55,846)	($16,829)
Net Loss per Share	($0.08)	($0.71)	($0.24)
Total Assets(3)	$222,492	$177,240	$160,264
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:

(1)	The Company’s only source of revenue during the years ended December 31, 2015, 2016 and 2017 was interest income from cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)

The Company’s normal course of business is to explore and evaluate its mineral properties as appropriate. The loss variation above reflects, amongst other things, the periodic impairment of exploration and evaluation assets (a non-cash charge), share based payment expense (a non-cash charge), and fluctuations in activity levels. There are no impairments of exploration and evaluation assets in the current year’s net loss (see “Review of Financial Results” below), compared to a $53,893 impairment in 2016, and $4,292 impairment in 2015. The current year’s net loss also includes share based payment expense of $2,268 compared to $2,263 and $3,090 in 2016 and 2015 respectively.

(3)	Included in ‘Total Assets’ at the end of 2017, the Company held $160,395 in cash and cash equivalents, compared to $138,347 (including term deposits) at December 31, 2016 and $75,424 at December 31, 2015. In the year ended December 31, 2017 the Company closed a private placement for total gross proceeds of $48,158; compared to a bought deal public offering of $74,757 completed in the year ended December 31, 2016 and no financings in the year ended December 31, 2015. Included in ‘Total Assets’ at the end of 2017, the Company had $1,433 exploration and evaluation assets compared to nil at December 31, 2016 and $52,806 at December 31, 2015.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

(4)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

10.	REVIEW OF FINANCIAL RESULTS

MAG Silver Corp.

Year Ended December 31, 2017 vs. Year Ended December 31, 2016

	Year ended December 31
	2017	2016
EXPENSES
Accounting and audit	$406	$615
Amortization	20	23
Filing and transfer agent fees	290	182
Foreign exchange (gain) loss	(349)	36
General office expenses	755	719
Legal	309	256
Management compensation and consulting fees	2,521	2,397
Mining concession taxes and other property costs	1,091	257
Impairment of exploration and evaluation assets	-	53,893
Share based payment expense	2,268	2,263
Shareholder relations	539	515
Travel	324	250
	8,174	61,406
Interest income	1,755	1,115
Gain on sale of available-for-sale securities	-	1,152
Change in fair value of warrants	342	44
Equity pick up from Associate	308	(1,327)
Loss for the year before income tax	$(5,769)	$(60,422)

Deferred income tax (expense) recovery	(728)	4,576
Loss for the year	$(6,497)	$(55,846)

The Company’s net loss for the year ended December 31, 2017 decreased to $6,497 from $55,846 in the prior year, primarily because in the 2016 comparative the Company recognized impairments on its Cinco de Mayo and Guigui projects totaling $53,893.

A foreign exchange gain of $349 was recorded in the year ended December 31, 2017 compared to foreign exchange loss of $36 in the comparable prior year. The current year’s foreign exchange gain resulted primarily from holding cash denominated in Canadian dollars (“C$”), while the US$ weakened against the C$ (from December 31, 2016 to December 31, 2017, the US$/C$ exchange rate changed from 0.7448 to 0.7971). A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ and is exposed to exchange risk relative to the US$/C$ exchange rate.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Mining taxes and other property costs in the year ended December 31, 2017 increased to $1,091 (December 31, 2016: $257), as 2017 expenditures related to Cinco de Mayo and to other previously impaired concessions, are now all expensed (see ‘Exploration and Evaluation Assets’ above). Prior to the impairment recognition on these properties, these expenditures were capitalized as exploration and evaluation assets, and therefore not included in the comparative period expenses.

Management compensation and consulting fees of $2,521 for the year ended December 31, 2017 were comparable to the prior year (December 31, 2016: $2,397) as corporate staffing levels remained constant. Likewise, share based payment expense (a non-cash item) based on fair values of equity incentive grants (stock options, performance share units (“PSUs”), and deferred share units (“DSUs”)) also remained constant and amounted to $2,268 in the year (December 31, 2016: $2,263). In the year ended December 31, 2017, the Company granted 285,522 stock options (December 31, 2016: 227,773), 88,665 PSUs, (December 31, 2016: 69,085), and 66,325 DSUs (December 31, 2016: 63,287) under the Company’s equity compensation plans. An additional 13,109 DSUs (December 31, 2016: 9,477) were granted to directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash.

Other expenses incurred during the year ended December 31, 2017 included accounting and audit of $406 (December 31, 2016: $615), amortization of $20 (December 31, 2016: $23), filing & transfer agent fees of $290 (December 31, 2016: $182), general office expenses of $755 (December 31, 2016: $719), legal of $309 (December 31, 2016: $256), shareholder relations expenses of $539 (December 31, 2016: 515) and travel of $324 (December 31, 2016: $250), and were all either comparable with the prior year’s expense or the change was not significant to the overall operations during the year.

In other income and expenses for the year ended December 31, 2017, the Company earned interest income on its cash and cash equivalents of $1,755 (December 31, 2016: $1,115) and recorded its 44% equity pick up from Minera Juanicipio as described above in Investment in Associate. The Company also recorded an unrealized gain of $342 (December 31, 2016: 44) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred tax expense of $728 for the year ended December 31, 2017 (December 31, 2016: $4,576 deferred tax recovery) related to the impact of foreign exchange on Mexican tax attributes. The deferred tax expense and the corresponding deferred income tax liability is a non-cash item and will only be realized once the Company’s exploration properties are developed and in production.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

MAG Silver Corp.

Year Ended December 31, 2017 vs. Year Ended December 31, 2016

Other Comprehensive Loss:

	Year ended December 31
	2017	2016

Loss for the year	$(6,497)	$(55,846)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain on available-for-sale securities, net of taxes	332	1,198
Reclassification to gain on sale of available-for-sale securities	-	(1,152)

Total comprehensive loss	$(6,165)	$(55,800)

In Other Comprehensive Income and Loss (“OCI”) during year ended December 31, 2017 the Company recorded an unrealized gain of $332 (December 31, 2016: $1,198) on available-for-sale securities it has strategically acquired.

11.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Loss per Share):

Quarter Ending	Revenue (1)	Net Loss (2)	Net Loss per Share
December 31, 2017	$517	$(4,077)	$(0.05)
September 30, 2017	$460	$(786)	$(0.01)
June 30, 2017	$416	$(1,322)	$(0.02)
March 31, 2017	$362	$(312)	$(0.00)
December 31, 2016	$351	$(50,337)	$(0.62)
September 30, 2016	$348	$(1,985)	$(0.02)
June 30, 2016	$303	$(2,227)	$(0.03)
March 31, 2016	$113	$(1,297)	$(0.02)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax expense) as discussed when applicable in “Review of Financial Results” above.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

12.	FOURTH QUARTER

MAG Silver Corp.

Three Months Ended December 31, 2017 vs. Three Months Ended December 31, 2016

The Company’s net loss for the three months ended December 31, 2017 decreased to $4,077 from $50,337 in the comparable quarter ended December 31, 2016. There was no exploration and evaluation impairment for the current quarter ended December 31, 2017, whereas in the 2016 comparative quarter, the Company recognized impairments on its Cinco de Mayo and Guigui projects totaling $53,893.

Management compensation and consulting fees amounted to $1,228 (December 31, 2016: $1,104) in the fourth quarter of 2017 and include 2017 management bonus incentive payments which were comparable to the prior year. Share based payment expense (a non-cash item) based on fair values of equity incentive grants as described above amounted to $394 in the quarter ended December 31, 2017 (December 31, 2016: $267).

Some of the other expenses incurred during the fourth quarter ended December 31, 2017 included accounting and audit of $241 (December 31, 2016: $393), legal and general office expenses of $266 (December 31, 2016: $151), travel and shareholder relations expenses of $255 (December 31, 2016: $204), mining taxes and other property costs of $133 (December 31, 2016: $73), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses during the quarter ended December 31, 2017, the Company recorded interest income on its cash and cash equivalents of $517 (December 31, 2016: $351). During the quarter ended December 31, 2017, the Company also recognized an unrealized loss of $107 (December 31, 2016: $44 unrealized gain) on warrants held and designated as fair value through profit and loss, and recorded a 44% equity loss pick-up amounting to $547 (December 31, 2016: $308) from Minera Juanicipio related to the fluctuating Mexican Peso and its impact on exchange loss and deferred taxes. The Company also recognized its own deferred tax expense of $1,317 in the quarter ended December 31, 2017 related to the Peso exchange fluctuations (December 31, 2016: deferred tax recovery of $5,870), whereas the prior year’s deferred tax recovery was related to the impairments recognized on its Cinco de Mayo and Guigui projects.

In OCI for the quarter ended December 31, 2017 the Company recorded an unrealized loss of $497 (December 31, 2016: unrealized gain of $84) on available-for-sale securities it has strategically acquired.

13.	CASH FLOWS

The following table summarizes cash flow activities for the year ended December 31, 2017:

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

	Year ended December 31,
	2017	2016

Operations	$(4,486)	$(4,084)
Changes in non-cash working capital	533	(356)
Operating activities	(3,953)	(4,440)

Investing activities	32,428	(62,922)
Financing activities	48,218	75,313

Change in cash during the year	76,693	7,951

Effects of exchange rate changes on cash	355	(28)

Cash, beginning of year	83,347	75,424
Cash, end of year	$160,395	$83,347

Term deposits, end of year	$-	$55,000

Operating Activities

During the year ended December 31, 2017, the Company used $4,486 in cash for operations before changes in non-cash working capital, compared to $4,084 in year ended December 31, 2016. The Company’s non-cash working capital in the year ended December 31, 2017, decreased by $533 (December 31, 2016: increased by $356). The total use of cash from operating activities in the year ended December 31, 2017 was $3,953 (December 31, 2016: $4,440).

Investing Activities

During the year ended December 31, 2017, the net cash provided by investing activities amounted to $32,428 and included the redemption of term deposits totaling $55,000 previously not classified as ‘cash equivalents’ (December 31, 2016: $62,922 net cash used, which reflected the initial investment in term deposits of $55,000). The Company also used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $19,435 (December 31, 2016: $7,363). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2017, the Company also expended $1,420 (December 31, 2016: $1,323) on its other exploration and evaluation properties.

Financing Activities

As discussed in ‘Financing Activities’ above, on November 28, 2017 the Company closed a non-brokered private placement and issued 4,599,641 common shares at $10.47 per share, for gross proceeds of $48,158. In the comparative year ended December 31, 2016, the Company close a bought deal public offering and issued 10,240,750 common shares at $7.30 for gross proceeds of $74,757.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

In the year ended December 31, 2017, 45,400 stock options were exercised for cash proceeds of $283 (December 31, 2016: 691,705 stock options were exercised for cash proceeds of $4,659). During the year ended December 31, 2017, an additional 225,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (December 31, 2016: 1,125,001 stock options), whereby 127,845 shares were issued in settlement of the stock options (December 31, 2016: 325,671 shares), and the remaining 97,155 stock options were cancelled (December 31, 2016: 799,330 stock options).

14.	FINANCIAL POSITION

The following table summarizes the MAG Silver Corp.’s financial position as at:

	December 31, 2017	December 31, 2016

Cash and cash equivalents	$160,395	$83,347
Term deposits	-	55,000
Other current assets	447	1,527
Total current assets	160,842	139,874
Investments	3,096	-
Equipment	47	54
Investment in associate	57,074	37,312
Exploration and evaluation assets	1,433	-
Total assets	$222,492	$177,240

Total current liabilities	$936	$733
Deferred income taxes	1,317	589
Total liabilities	2,253	1,322
Total equity	220,239	175,918
Total liabilities and equity	$222,492	$177,240

Total current assets increased from $139,874 at December 31, 2016 to $160,842 as at December 31, 2017. Cash and cash equivalents and term deposits totaled $160,395 at December 31, 2017 compared to $138,347 at December 31, 2016, with the increase primarily attributable to proceeds from the private placement which closed in the fourth quarter of 2017 as referred to above in ‘Financing Activities’. Other current assets as at December 31, 2017 included prepaid expenses of $287 (December 31, 2016: $181) and accounts receivable of $160 (December 31, 2016: $628). The accounts receivable is comprised primarily of interest receivable earned on its cash and cash equivalents.

Investments of $3,096 are comprised of warrants and available-for-sale securities that management intends to hold as strategic industry investments (December 31, 2016: $718 classified under Other Current Assets). The increase from December 31, 2016 to December 31, 2017 in Investment in Associate from $37,312 to $57,074 reflects the Company’s ongoing investment in Minera Juanicipio as discussed in “Investing Activities” and ‘Investment in Associate’ both above. Exploration and Evaluation assets increased to $1,433 (from nil at December 31, 2016) reflecting exploration expenditures incurred on a new earn-in property option described above in Exploration and Evaluation Assets.

Current liabilities at December 31, 2017 amounted to $936 (December 31, 2016: $733) and are attributable to accrued exploration and administrative expenses. The deferred income tax liability (a non-cash item) increased to $1,317 at December 31, 2017 (December 31, 2016: $589) as a result of foreign exchange effects on the Company’s Mexican tax assets. The deferred tax expense and the corresponding deferred income tax liability will only be realized once the Company’s exploration properties are developed and in production.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

15.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2017, the Company had working capital of $159,906 (December 31, 2016: $139,141) including cash and cash equivalents of $160,395 (December 31, 2016: $138,347 cash and term deposits). The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year. However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio Project in light of the possible scale and scope changes anticipated in the upcoming feasibility study (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

Funding of the Juanicipio Project Development

Capital expenditure estimates have been prepared for both initial and sustaining capital in the 2017 PEA. The initial capital expenditures for the project, inclusive of capitalized operating costs, as estimated by AMC and as of January 1, 2018, are $360,000 (MAG 44% $158,400), including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in 2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows. Contingencies have been added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in an overall contingency of $39,700 or 17%.

A summary timeline of scheduled capital costs as reported in the 2017 PEA is shown in Table 7. The 2017 PEA is preliminary in nature, and actual costs and development time may exceed those estimated in the 2017 PEA.

Table 7: Initial Capital and Sustaining Capital Schedule effective January 1, 2018:

	Initial Capital ($M)	Sustaining Capital ($M) (1)
Year	At 100%	At 100%
2018	124	-
2019	156	-
2020	80	44
2021	-	88
2022	-	42
2023 - 2038	-	306
Total	360	480 (1)

(1) Sustaining capital is projected to be funded from operational cash-flow in the 2017 PEA

The Company’s 44% as envisioned in the 2017 PEA amounts to $158,400 and the Company has cash and cash equivalents on hand of $160,395 as at December 31, 2017. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio. Although development activity is currently ongoing, development budgets for 2018 and beyond and a formal timeline to production have yet to be approved by Minera Juanicipio pending completion of the feasibility study in the first half of 2018. The feasibility study will not include Inferred Mineral Resources in the mine plan and is based on more detailed engineering which may change the development scope. As a result, the feasibility study may contain an incremental increase in the estimated initial capital cost as compared to the 2017 PEA (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The Company may therefore need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project. It is unlikely that the Company will generate sufficient operating cash flow and accordingly, future liquidity will depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the “Offering Documents”), the Company provided the expected use of proceeds with respect to each offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$2,692
Development expenditures at the Juanicipio Property	$71,470	$38,022 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

(1) Cash calls advanced Minera Juanicipio are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing US$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre $1,500 (MAG’s 44% share is $660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering. Therefore, more was expended than outlined in the July 9, 2014 offering document.

(3) As the initial development is focused primarily on ramp decline, and the majority of the capital expenditures are yet to be incurred and are expected to be incurred in the latter part of the development plan (2018-2020).

16.	Contractual ObligationS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total	$1,814	$-	$175	$1,639	$-

Minera Juanicipio (1)	-	-	-	-	$-

Other Office commitments	282	160	122	-	-
Total Obligations	$2,096	$160	$297	$1,639	$-

(1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

17.	SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at March 23, 2017, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	85,503,249
Stock Options	2,194,294	$5.35 - $17.55	0.3 to 4.7 years
Performance Share Units(“PSUs”) (1)	227,850 (1)	1:1	2.7 to 4.7 years
Restricted Share Units(“RSUs”)	43,343	1:1	1.3 to 2.3 years
Deferred Share Units (“DSUs”)	452,739	1:1	n/a (2)
Fully Diluted	88,421,475

(1) Includes two PSU grants of 69,085 and 88,665 PSUs respectively, where vesting is subject to a market price performance factor, each measured over a three-year performance period to 2019 and 2020, respectively, resulting in a PSU payout range from 0% (nil and nil PSUs) to 200% (138,170 and 177,330 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

18.	Other Item S

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local Ejido.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. There have been several constitutional challenges launched against the validity of the tax by various companies, the outcomes of which are yet to be resolved. As well, on February 14, 2017, the Federal Government of Mexico legally challenged the State’s constitutional right to invoke such a tax, claiming federal jurisdiction applied. The case is to be heard by the Mexican Supreme Court of Justice at a date to be determined.

As provided for in the Zacatecas Tax Law, certain so called “environmental duties” were established for operations carried out within the State of Zacatecas, Mexico. Minera Juanicipio’s operations are located in the State of Zacatecas. This tax, if upheld, will apply to the Juanicipio project once it is in production, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid.

Amendments were made to Mexican VAT legislation, effective January 1, 2017, that may impact the Company’s future ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent from the Mexican government, companies in a pre-operative/exploration stage may have to satisfy additional criteria in order to claim valid refunds. The Company’s IVA paid that falls into this category, is not material or significant to the Company’s overall operations.

The 2017 changes are not expected to have any impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation it will be in production by 2020.

19.	Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company’s operations and market value.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “Ejidos” and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected. Also see “Risks and Uncertainties” below.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

20.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 23, 2017 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the consolidated financial statements of the Company as at December 31, 2017).

Feasibility Study

In the second half of 2017, an independent feasibility study to be prepared by AMC was commissioned by Minera Juanicipio and is expected to be completed by the second quarter of 2018. The feasibility study will not include Inferred Mineral Resources in the mine plan and is based on additional detailed engineering which may result in changes in project’s scope. As a result, feasibility study will have a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to the 2017 PEA. As well, changes to the mine plan and mine design recommended in the feasibility study, if approved and implemented, may impact the Juanicipio Project’s construction schedule, operating costs, cash flows and timeline to production, the impact of which cannot be quantified at this time. As a result, there are additional risks as to the size and grade of the resource, extent of capital and operating costs, mineral recovery and financial viability.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision. If the Technical Committee approves the feasibility study and recommends development of the Juanicipio Project, Minera Juanicipio will present a development proposal to both MAG and Fresnillo (the “Shareholders”) for formal development approval. Should either shareholder choose not to participate in the project development, the non-participating Shareholder's interest may be purchased by the other Shareholder for an amount equivalent to its capital contributions to date.

Although there is no assurance that the feasibility study will recommend proceeding with the project development, or that a production decision will be made, Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by the first half of 2020.

21.	Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

22.	Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:

	Year ended December 31,
	2017	2016

Fees related to Dr. Megaw:
Exploration and marketing services	$379	$346
Travel and expenses	98	59
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	92	121
Field exploration services	508	565
	$1,077	$1,091

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2017 is $286 related to these services (December 31, 2016: $255).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company also holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo Project payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2017 (%)	2016

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at December 31, 2017, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the year, compensation of key management personnel (including directors) was as follows:

	Year ended December 31,
	2017	2016
Salaries and other short term employee benefits	$1,540	$1,412
Share based payments	1,409	1,507
	$2,949	$2,919

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

23.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements as at December 31, 2017 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IAS 39 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

24.	CHANGES IN ACCOUNTING STANDARDS

(i)   Adoption of new and amended IFRS pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2017:

IAS 7 Statements of cash flows. As of January 1, 2017, the Company adopted the amendments within IAS 7 which require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The adoption of the amendments to IAS 7 did not have a significant impact on the Company's consolidated financial statements.

(ii) Recent accounting pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2017. These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include ‘net settlement feature’ in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date and no significant impact of adopting the amendment is expected on the consolidated financial statements.

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current measurement criteria for financial assets and liabilities with only two categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after of January 1, 2018. The Company expects the following impact upon adoption of IFRS 9:

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

•	The Company will make an irrevocable election to continue to measure its equity securities at fair value through other comprehensive income. Under the new standard, all changes in the fair value will be recognized permanently in other comprehensive income with no subsequent transfer into profit or loss, including upon derecognition of the equity securities. The new classification and measurement requirements under IFRS 9 are not expected to have a material impact on the Company’s other financial assets and financial liabilities.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018. The Company will adopt this standard on the effective date. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. However, the Company’s only source of revenue to date is interest income from high interest savings accounts and term deposits, and no significant impact of adopting the amendment is expected on the consolidated financial statements. The Company will further evaluate the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is expected to be generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The standard is effective for annual periods beginning on or after January 1, 2018. The Company will adopt this standard on the effective date and no significant impact of adopting the amendment is expected on the consolidated financial statements.

25.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2017.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the years ended December 31, 2017 and 2016

(expressed in thousands of US dollars except as otherwise noted)

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The consolidated financial statements and MD&A for the year ended December 31, 2017 were approved by the Board on March 23, 2018. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

26.	SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company:

a.	Issued 21,964 common shares pursuant to the exercise of 75,000 stock options at C$9.61 exercised under a less dilutive cashless exercise provision of the plan, whereby 21,964 shares were issued in settlement of the stock options, and the remaining 53,036 options were cancelled.

b.	Issued 2,495 common shares upon the conversion of 2,495 RSUs.

27.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

33